UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         LIBERTY GROUP HOLDINGS, INC.

                                (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                    530550102
                                 (CUSIP Number)

Mr. Frank Ferro, Sr.                            David Lubin, Esq.
Ferro Foods Corporation                         Herrick, Feinstein LLP
11 52nd Street                                  2 Park Avenue
Brooklyn, New York 11232                        New York, New York 10016
Tel.: (718) 492-0793                            (212) 592-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                            February 2, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No. 530550 10 2                  13D                   Page 2  of 5  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FERRO FOODS CORPORATION

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,933,000**

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,933,000**

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,933,000 shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.32%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




** These shares are subject to a Lock-Up Agreement, Escrow Agreement and Voting Trust and Proxy Agreement

CUSIP No. 530550 10 2                  13D                   Page 3  of 5  Pages


                                  PART II TO SCHEDULE 13D

          This filing constitutes Amendment No. 1 to the Schedule 13D dated November 23, 1999 ("Schedule 13D") filed by Ferro Foods Corporation ("Ferro"). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

          All information set forth in the Schedule 13D, remains true and accurate on the date of this Amendment No. 1, except that Item 4, Item 5, Item 6 and Item 7 are amended by the addition of the following:


Item 4.   Purpose of Transaction.

      Pursuant to Amendment No. 1 to Escrow Agreement (as hereinafter defined), 67,000 shares of common stock, par value $.004 per share ("Common Stock") , of Liberty Group Holdings, Inc. (the "Issuer") have been forfeited by Ferro and released from escrow to various third parties. The balance of the shares of Common Stock beneficially owned by Ferro (1,933,000 shares) remain in escrow until released therefrom only upon the written instructions of the Buyer (as hereinafter defined). Additional shares may, in the future, be forfeited by Ferro in the event that certain liabilities and obligations of Ferro, and Frank Ferro, Sr. ("FF") and Frank Gambino ("FG") with respect to the business and assets of Ferro have not been satisfied.


Item 5.   Interest in Securities of the Issuer.

      As of the date of this filing, Ferro is the beneficial owner of an aggregate of 1,933,000 shares of Common Stock which shares represent 30.32% of the total outstanding shares of Common Stock of the Issuer. All of such shares are held in escrow, in accordance with the terms of an Escrow Agreement dated November 23, 1995, as amended as of February 1, 2000, by and among Ferro, Liberty Food Group, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (the "Buyer"), FF, FG and Herrick, Feinstein LLP, as escrow agent (the "Escrow Agreement"), and shall be released, at such times and in such amounts, upon written instructions from the Buyer, when it, in its sole and absolute discretion, is satisfied that all liabilities or obligations of Ferro or of FF and FG in connection with Ferro's business and assets have been satisfied.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On November 23, 1999, Ferro entered into a Lock-Up Agreement dated November 23, 1999, in favor of the Issuer (the "Lock-Up Agreement") which provides that Ferro shall not (a) promote or otherwise maintain a market for the Common Stock; (b) engage in any "buy-side" trading activities, hedging transactions or other activities that could reasonably be expected to influence the market price of the Common Stock; (c) sell, transfer, gift or otherwise dispose of any of the Common Stock until November 24, 2001; and after such time, (i) shall not sell any Common Stock in a transaction that is effected at a price which is lower than the quoted bid price of the Common Stock at the time of sale; (ii) if Ferro engages in multiple sales of shares of Common Stock in any five (5) consecutive business day period, Ferro shall not sell any shares of Common Stock in a transaction that is effected at a price which is lower than the last price received by Ferro for the shares of Common Stock; and (iii) shall not sell more than ten percent (10%) of the shares of Common Stock held by it in any calendar month.

      The Escrow Agreement pursuant to which the 2,000,000 shares of Common Stock, which were used as consideration for the purchase of the assets of Ferro were placed in escrow, was amended. Pursuant to Amendment No. 1 to the Escrow Agreement dated as of February 1, 2000 ("Amendment No. 1 to Escrow Agreement"), 67,000 shares of Common Stock were forfeited by Ferro and released from escrow to various third parties. Since a financial accommodation to satisfy the debts of the business was not established, the balance of the shares (1,933,000) are to remain in escrow and are to be released only upon the written instructions of the Buyer. It is the intention of Ferro, FF and FG that the escrow shares be used, to the extent possible, to satisfy outstanding debts and liabilities in connection with the business of Ferro. Accordingly, additional shares may be forfeited by Ferro in the event that such liabilities and obligations are not satisfied.

CUSIP No. 530550 10 2                  13D                   Page 4  of 5  Pages



Item 7.   Materials to be Filed as Exhibits.

      The following agreements are being filed as Exhibits to the Schedule 13D:

          10.1 Lock-Up Agreement

          Amendment No. 1 to Escrow Agreement*

CUSIP No. 530550 10 2                  13D                   Page 5  of 5  Pages




                                         SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 29, 2000

                                    FERRO FOODS CORPORATION



                                    By:     /s/ Frank Ferro, Sr.
                                            Frank Ferro, Sr., President


--------

* Incorporated by reference to Exhibit 10.10 of the Issuer's Current Report of Form 8-K/A dated March 13, 2000.


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